COMDIAL CORPORATION AND SUBSIDIARIES
						  Exhibit 11

Statement re Computation of Per Share Earnings

					   Three Months Ended
					  March 31,    April 2,
					   1996         1995 (1)
PRIMARY
Net income applicable to
   common shares:                        $1,185,000   $1,087,000

Weighted average number of common
  shares outstanding during the
   period                                 8,191,299    7,018,022
Add - common equivalent shares
     (determined using the "treasury
      stock" method) representing
    shares issuable upon exercise of:
    Stock options                           137,951      201,522
Weighted average number of shares used
  in calculation of primary earnings
  per common share                        8,329,250    7,219,544

Earnings per common share:
    Net income                                $0.14        $0.15

FULLY DILUTED
Net income applicable to common shares   $1,185,000   $1,087,000
Adjustments for convertible securities:
  Dividends paid on convertible preferred
    stock                                    -           143,000
Net income applicable to common shares,
  assuming conversion of above
  securities                             $1,185,000   $1,230,000

Weighted average number of shares used in
  calculation of primary earnings per
  common share                            8,329,250    7,219,544
Add (deduct) incremental shares representing:
  Shares issuable upon exercise of stock options
   included in primary calculation         (137,951)    (201,522)
   Shares issuable based on period-end
     market price or weighted average price:
     Convertible preferred stocks               -        856,927
     Stock options                          124,342      203,504
Weighted average number of shares used
  in calculation of fully diluted earnings
   per common share                       8,315,641    8,078,453

Fully diluted earnings per common share       $0.14        $0.15

(1)  1995 has been restated to reflect the one-for-three stock split.